Exhibit (23)
Consent of Independent Registered Public Accounting Firm

The Plan Administrator
Wells Fargo & Company 401(k) Plan:

We consent to the incorporation by reference in the registration statement (no. 333-211639) on Form S-8 of Wells Fargo & Company of our report dated June 16, 2016 with respect to the statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan as of December 31, 2015 and 2014, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the Wells Fargo & Company 401(k) Plan.

/s/ KPMG LLP

San Francisco, CA
June 16, 2016